UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40293

Diversey Holdings, Ltd.

(Exact name of registrant as specified in its charter)

 1300 Altura Road, Suite 125

Fort Mill, South Carolina 29708

(803) 746-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1) holder

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Diversey Holdings, Ltd. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

DIVERSEY HOLDINGS, LTD.

Date: July 17, 2023

	By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President